Exhibit D

Proposal

Shareholders recommend that the Board of Directors and management act expeditiously, consistent with effective tax considerations, to engage an investment banking firm to effectuate a spin-off of Timken’s steel business segment (“Steel business”) into a separately traded public company.

Supporting Statement

CalSTRS, together with Relational Investors, a large shareholder, believes that the market significantly undervalues Timken due to its combination of two incongruent, core businesses and that a spin-off of the Steel business from the remaining business segments (collectively, “Bearings business”) would maximize shareholder value.

Based on the Company’s 2011 Annual Report filed on Form 10-K, Timken’s Steel business represents 37% of total revenues and 34% of operating income. We believe that a spin-off of the Steel business would fundamentally change the way the market values the overall business. Specifically, the Steel business would be valued and classified as a “materials” company and the Bearings business as an “industrial” company.

A spin-off of the Steel business would be consistent with actions taken by many major industrial companies.

Based on Timken’s financial disclosures, its Bearings and Steel businesses each compare favorably to peers as measured by return on invested capital, operating margins, and revenue growth; however, Timken’s valuation multiples are significantly discounted to peers in their respective industries.  Separating the Bearings and Steel businesses would allow the market to value each business as a “pure play” in line with peer trading multiples in their respective sectors and eliminate existing misunderstandings of the assets by investors specializing in the different sectors.

The Company acknowledged this issue at an Investor Conference on December 6, 2011 (“2011 Conference”). Process Industries President, Christopher Coughlin, remarked: “[a]fter speaking with many of you, this [Steel business] is clearly the most misunderstood business within the Timken Company ...”

We believe that a spin-off of the Steel business would not destroy any existing synergies created by the integration. The Company has indicated that, “the steel that we make we use within our Bearing and Power Transmission Group. Having said that, we only use around 10% of what we make internally. So 90% is sold to a third party. So from that respect, if we were to exit the Steel business, we could arrange supply arrangements where we could be using the steel that we currently make ourselves.” (CFO, Glenn Eisenberg, 2011 Conference).

A spin-off transaction would allow both independent entities to remain headquartered in Canton, Ohio and, thereby, potentially create incremental corporate job opportunities as independently operated businesses.

The Company has suggested that improving returns and decreasing volatility in the Steel business will correct the trading discount. Mr. Eisenberg indicated at a recent conference that the key to improving Timken’s valuation is to improve returns across the economic cycle. Even if such improvements materialize, we believe Timken will still trade at a discount to its potential value as two independent companies due to the widely divergent business characteristics. Accordingly, we request that shareholders support this proposal.